33-72344

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2 TO
FORM F-6
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933
For American Depositary Shares Evidenced by American Depositary Receipts
PEUGEOT SA
(Exact name of issuer of deposited securities as specified in its charter)
n/a
(Translation of issuer's name into English)

France
(Jurisdiction of Incorporation or organization of Issuer)
JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)
4 New York Plaza, New York, New York 10004
Tel. No.: (212) 623-0636
(Address, including zip code, and telephone number of depositary's principal offices)
Peugeot Motors of America, Inc.
150 Clove Road
Little Falls, New Jersey 07424
(973) 812-1766
(Address, including zip code, and telephone number of agent for service)
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP
570 Lexington Avenue, 44th Floor
New York, New York 10022

It is proposed that this filing become effective under Rule 466
☒ immediately upon filing ☐ on ____ at____

If a separate registration statement has been filed to
register the deposited shares, check the following box.  ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one ordinary share of Peugeot S.A.	N/A	N/A	N/A	N/A

This Post-Effective Amendment to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

The Prospectus consists of the form of American Depositary Receipt ("ADR") included as Exhibit A to the form of Amendment No. 2 to the Amended and Restated Deposit Agreement filed as Exhibit (a)(3) to this Registration Statement, which is incorporated herein by reference.

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PART I

INFORMATION REQUIRED IN PROSPECTUS

CROSS REFERENCE SHEET

Location in Form of
	Item Number	ADR Filed Herewith
	and Caption	as Prospectus

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

1.	Name of depositary and	Face, introductory paragraph
	address of its principal	and final sentence on face.
executive office

2.	Title of American Depositary	Face, top center and
	Receipts and identity of	introductory paragraph
deposited securities
Terms of Deposit

	(i) The amount of deposited	Face, upper right corner
	securities represented by	and introductory
	one unit of American	paragraph
Depositary Receipts

	(ii) The procedure for voting,	Reverse, paragraphs (13) and
	if any, the deposited	(14)
securities

	(iii) The collection and	Face, paragraph (4);
	distribution of dividends	Reverse, paragraphs (12) and (14)

	(iv) The transmission of	Face, paragraph (11), Reverse,
	notices, reports and	paragraphs (13) and(14)
proxy soliciting material

	(v) The sale or exercise of	Face, paragraphs (4) and (8);
	rights	Reverse, paragraphs (12) and (13)

	(vi) The deposit or sale of	Face, paragraphs (4) and (8);
	securities resulting from	Reverse, paragraphs (12),
	dividends, splits or plans	and (15)
of reorganization

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Location in Form of
Item Number		ADRs Filed Herewith
and Caption		as Prospectus

(vii)	Amendment, extension or	Reverse, paragraphs (20)
	termination of the Deposit	and (21)
Agreement

(viii)	Rights of holders of Receipts	Reverse, paragraph (16)
to inspect the transfer books
of the Depositary and the
lists of holders of Receipts

(ix)	Restrictions upon the right	Face, paragraphs (1), (2),
	to deposit or withdraw the	(3), (4) and (8)
underlying securities

(x)	Limitation upon the liability	Reverse, paragraph (18)
of the Depositary

3.	Description of all fees and charges which may be imposed directly or indirectly against the holders of Receipts	Face, paragraph (8)

Item 2. AVAILABLE INFORMATION
2(a) Statement that the foreign		Face, paragraph (11)
issuer furnishes the Securities
and Exchange Commission with certain public reports
and documents required by foreign law or otherwise
under Rule 12g3-2(b) under the Securities Exchange
Act of 1934, as amended

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1) Deposit Agreement dated as of December 1, 1993 among Peugeot S.A., Morgan Guaranty Trust Company of New York, as depositary (the "Depositary"), and all holders from time to time of American Depositary Receipts issued thereunder(the "Deposit Agreement").*

(a)(2) Form of Amendment No. 1 to Deposit Agreement.*

(a)(3) Form of Amendment No. 2 to Deposit Agreement. Filed herewith as Exhibit (a)(3)

(b)  Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby. - None.

(c)  Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - None.

(d)  Opinion of counsel to the Depositary as to the legality of the securities to be registered.*

(e)  Certification under Rule 466. Filed herewith as Exhibit (e)

* Previously filed

Item 4. UNDERTAKINGS

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 26, 2007.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By: JPMORGAN CHASE BANK, N.A.
OF NEW YORK, in its capacity as Depositary

By: /s/Joseph M. Leinhauser
Name: Joseph M. Leinhauser
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Peugeot S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized on April 26, 2007.

Peugeot S.A.

By: /s/Christian Streiff
Name: Christian Streiff
Title: Chairman of the Managing Board

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on April 26, 2007.

Name	Title

/s/Christian Streiff	Chairman of the Managing Board
Christian STREIFF

/s/ Sylvie RUCAR	Chief Financial Officer
Sylvie RUCAR

/s/Frédéric Saint-Geours	Member of the Managing Board
Frédéric SAINT-GEOURS

/s/Gilles Michel	Member of the Managing Board
Gilles MICHEL

/s/Grégoire Olivier	Member of the Managing Board
Grégoire OLIVIER

/s/Roland Vardanega	Member of the Managing Board
Roland VARDANEGA

Peter S. Paine, Jr.	Authorized Representative in
Peter S. PAINE, Jr.	the United States